

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2012

Via E-mail
Jeffrey C. Smith
Starboard Value and Opportunity Master Fund Ltd
830 Third Avenue, 3rd Floor
New York, NY 10022

> **Re: Progress Software Corporation**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed April 3, 2012 by Starboard Value and Opportunity Master Fund Ltd et al.**
> **File No. 033-41752**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

We believe the Company is Deeply Undervalued and Its Current Market Price Fails to Reflect the Value of the Sum-of-its-Parts, page 6

1. We note your response to prior comment 4 regarding your supporting analysis for some of your opinions and assertions on pages 6 through 8. Please consider revising your proxy statement to include support for your assertions or opinions, to the extent necessary to provide context to investors.

2. With respect to your EBS Public Comparable Companies Analysis, please revise to clarify whether TIBX, INFA, and PEGA are representative of the public companies that most resemble the business of EBS. We note that only TIBX lists Progress Software as a competitor in its most recent annual report. Further, your response indicates that Enterprise value/Revenue is a generally accepted valuation method used by Wall Street

research analysts and public market investors to value unprofitable technology companies. Since TIBX, INFA, and PEGA are all profitable in their most recent fiscal year end, it is unclear whether this valuation method is still appropriate for comparison to the unprofitable business of EBS.

The Nominees, page 11

3.   We note your response to prior comment 3 that Messrs. Dale Fuller, Edward Terino, and John Mutch have no material relationships with the Starboard participants and their affiliates. Please revise to clarify whether Messrs. Fuller, Terino, and Mutch have been participants or director nominees in prior proxy contests involving the Starboard participants and their affiliates.

        Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 with any questions. If you require further assistance, you may contact me at (202) 551-3503.

                                        Sincerely,

                                        /s/ David L. Orlic

                                        David L. Orlic
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Via-Email
        Steve Wolosky, Esq.
        Olshan Grundman Frome Rosenzweig & Wolosky LLP